UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL, 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Velti plc, a company incorporated under the laws of the Bailiwick of Jersey (the “Company”) announced that effective April 1, 2013, Mr. Chris Kaskavelis, one of the Company's founders, has stepped down as chief operating officer. The board of directors of the Company has appointed Ms. Mari Baker, a member of the board, as interim chief operating officer while the Company searches for a permanent chief operating officer. The Company expects to enter into a termination and severance agreement with Mr. Kaskavelis, as well as an agreement with Ms. Baker concerning her compensation as interim chief operating officer, the terms of each of which will be disclosed on a Form 6-K in the near future.

Ms. Baker, 48, has been a non-executive member of the Company's board of directors since August 2011. Most recently, Ms. Baker served as chief executive officer of PlayFirst, Inc. a leading game publisher, from March 2009 until December, 2011 and Navigenics, Inc., from 2007 to 2009, raising $50 million in financing across the two companies. Prior to that, Ms. Baker was at BabyCenter, LLC, from 1999 to 2006, in roles as senior vice president and general manager, and led its sale to Johnson & Johnson in 2001, where she became BabyCenter president and managed its integration and global expansion. Prior to her tenure with BabyCenter and Johnson & Johnson, she was at Intuit, Inc. from 1989 to 1999, running various product, marketing and domestic and international business units in roles of increasing responsibility, including senior vice president and general manager. Ms. Baker also held various roles at Kleiner Perkins Caufield & Byers, Now Software, Migent Software, and E.F. Hutton. Ms. Baker received her B.A. from Stanford University, and served on the board of trustees of Stanford University from 1996 to 2003. Ms. Baker currently serves on the board of directors of John Wiley & Sons.
Other Events

On March 22, 2013, Velti Limited and Velti Inc., formerly Velti USA, Inc. (each a wholly-owned subsidiary of the Company, and collectively referred to as “Velti”), entered into a settlement with Augme Technologies, Inc. (“Augme”), pursuant to which Augme and Velti have settled the two pending lawsuits as between each other, namely (i) Civil Action No.1:12-cv-00294-LPS in the District of Delaware, and (ii) Civil Action No. C-13-0258 LB in the Northern District of California (collectively, the “Lawsuits”).

Pursuant to the settlement, (a) Augme has granted Velti a paid-up license in all patents owned by
Augme with a priority date on or before March 22, 2013 for the life of those patents, (b) Velti has granted
Augme a paid-up license in all patents owned by Velti with a priority date on or before March 22, 2013,
(c) Augme and Velti have covenanted not to sue each other on such patents, (d) Augme and Velti have dismissed the Lawsuits as to each other with prejudice with each side to bear its own costs, (e) Augme and Velti have released each other as to the subject matter of the Lawsuits with neither party making any admission of liability, and (f) Velti will pay Augme a lump sum payment of $200,000 no later than 10 business days following the dismissal of the Lawsuits.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Alex Moukas
Name:	Alex Moukas
Title:	Chief Executive Officer

Date: April 2, 2013